ORBIS



05007754

Warsaw, 2005-04-27

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**



RECEIVED
MAY 0 9 2005

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 16/2005.
Best regards

Krzysztof Gerula

I Vice-President

PROCESSED
MAY 1 3 2005
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01

Current report no 16/2005

The Management Board of "Orbis" S.A. hereby informs that it shall request the General Meeting of Shareholders to approve the following:

1. Distribution of the profit for the year 2004 amounting to PLN 48 824 970.57 in the following manner:
   1) allocating the amount of PLN 33 158 787.85 for the Company's supplementary capital;
   2) allocating the amount of PLN 15 666 182.72 for dividend in the proportion of PLN 0.34 per one share.
2. Dividend entitlement date is set for July 20, 2005.
3. Dividend payment date is set for August 9, 2005.

Justification

With the aim of strengthening customer trust in the Company in the current year, we propose to continue the dividend policy pursued in the past years. Considering the tasks faced by the Company as a result of the adopted strategy of developing the hotel base and the consequential need to add to the supplementary capital, we express our willingness to maintain the past year's dividend level.